1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: February 14, 2017	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Board of Directors Proposes NT$7 Cash Dividend per Share

Hsinchu, Taiwan, R.O.C. – February 14, 2017 – The TSMC (NYSE: TSM) Board of Directors today adopted a proposal recommending distribution of a NT$7 cash dividend per common share. The proposal is scheduled to be discussed and decided at the Company’s Annual General Meeting (AGM) in the morning of June 8, 2017.

TSMC’s Spokesperson and Senior Vice President, Ms. Lora Ho, said that at its meeting today the Board of Directors:

1.	Approved the 2016 Business Report and Financial Statements. Consolidated revenue totaled NT$947.94 billion and net income was NT$334.25 billion, with diluted earnings per share of NT$12.89.

2.	Proposed the distribution of a cash dividend of NT$7 per common share and submitted the proposal for approval by the 2017 AGM. The Board of Directors also approved distribution of employees’ cash bonus and profit sharing bonus totaling approximately NT$44,836.68 million. This includes cash bonus of NT$22,418.34 million distributed following each quarter of 2016 and profit sharing bonus of NT$22,418.34 million to be distributed in July 2017.

3.	Approved capital appropriation of approximately US$1,927.58 million for purposes including: 1) Upgrading advanced technology capacity and expanding advanced packaging capacity; 2) Conversion of logic capacity to specialty technology; 3) Upgrading and building specialty technology capacity; 4) Second quarter 2017 R&D capital investments and sustaining capital expenditures.

4.	Approved the capital injection of not more than US$2 billion to TSMC Global Ltd., a wholly-owned BVI subsidiary, for the purpose of reducing foreign exchange hedging costs.

5.	Determined the number of directors to be increased by two to 10, approved the election of two additional directors at TSMC’s 2017 Annual Shareholders’ Meeting, and authorized the Chairman to nominate Dr. Mark Liu and Dr. C.C. Wei as candidates for directors to stand for election at TSMC’s 2017 Annual Shareholders’ Meeting.

TSMC Director Candidates:

Title	Name	Education & Experience
Director	Mark Liu	•	Bachelor Degree in Electrical Engineering, National Taiwan University

		•	Master Degree and Ph.D. in Electrical Engineering & Computer Science, University of California, Berkeley, USA

		•	President, Worldwide Semiconductor Manufacturing Corp.

		•	Senior Vice President, Advanced Technology Business, TSMC

		•	Senior Vice President, Operations, TSMC

		•	Executive Vice President and Co-Chief Operating Officer, TSMC

		•	President and Co-Chief Executive Officer, TSMC

Director	C.C. Wei	•	Bachelor and Master Degrees in Electrical Engineering, National Chiao Tung University

		•	Ph.D. in Electrical Engineering, Yale University, USA

		•	Senior Vice President, Chartered Semiconductor Manufacturing Ltd.

		•	Senior Vice President, Mainstream Technology Business, TSMC

		•	Senior Vice President, Business Development, TSMC

		•	Executive Vice President and Co-Chief Operating Officer, TSMC

		•	President and Co-Chief Executive Officer, TSMC

6.	Approved the convening of the 2017 AGM for 9:00 a.m. on June 8, 2017 at TSMC’s Fab 12A headquarters (No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Hsinchu, Taiwan).

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TSMC Spokesperson:	TSMC Acting Spokesperson:
Ms. Lora Ho	Dr. Elizabeth Sun
Senior Vice President and CFO	Senior Director
Tel: 886-3-566-4602	Corporate Communication
Division
Tel: 886-3-568-2085
Mobile: 886-988-937999
E-Mail: elizabeth_sun@tsmc.com